

January 27, 2012

<u>Via E-Mail</u>

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

      Re: **Danaos Corporation**
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed April 8, 2011
              File No. 1-33060

Dear Mr. Chatzis:

      We refer you to our comment letters dated December 12, 2011 and January 5, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance